UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-
16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-38587

Aurora Mobile Limited

(Translation of registrant’s name into English)

31/F, Block 12-A, Shenzhen Bay Science and Technology Ecological Park,

Nanshan District, Shenzhen, Guangdong 518057

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

INFORMATION CONTAINED IN THIS CURRENT REPORT ON FORM 6-K

On February 11, 2026, Aurora Mobile Limited (“Aurora Mobile” or the “Company”) issued a warrant (the “Warrant”) to PAG Pegasus Fund (the “Investor”). Pursuant to the terms of the Warrant, the Investor has the right to purchase up to 9,666,666 common shares (representing approximately 725,000 American Depositary Shares (“ADSs”)) of the Company at an initial exercise price of US$1.035 per common share (translating to US$13.8 per ADS), subject to adjustments. The exercise price represents a premium of over 85% compared to the Company’s average closing price of approximately $7.43 per ADS over the recent 10 trading days. The Warrant will expire on February 10, 2029, being the third anniversary of the issue date. The parties agree to work on a best efforts basis for the filing of a registration statement covering the common shares underlying the Warrant (including in the form of ADSs). Additionally, the Company entered into a data analytics service agreement with the Investor, under which it will provide data analytics services to support the Investor’s investment activities for service fees payable.

A copy of the Warrant is included in this current report on Form 6-K as Exhibit 4.1 and the foregoing description of the Warrant is qualified in its entirety by reference thereto. This current report on Form 6-K, including the exhibits hereto, is incorporated by reference into the registration statement on Form F-3 of the Company (File No. 333-290371) and shall be a part thereof from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
4.1	Warrant to Purchase Common Shares

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aurora Mobile Limited

By	:	/s/ Shan-Nen Bong
Name	:	Shan-Nen Bong
Title	:	Chief Financial Officer

Date: February 11, 2026